UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 6(c) AND 17(b) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR AN EXEMPTION FROM SECTION 17(a) OF THE ACT; PURSUANT TO SECTION 17(d) OF THE ACT AND RULE 17d-1 THEREUNDER TO PERMIT CERTAIN JOINT TRANSACTIONS UNDER SECTION 17(d) AND RULE 17d-1 THEREUNDER; PURSUANT TO SECTION 12(d)(1)(J) OF THE ACT FOR AN EXEMPTION FROM SECTION 12(d)(1) OF THE ACT; AND PURSUANT TO SECTIONS 6(c) AND 57(c) OF THE ACT FOR AN EXEMPTION FROM SECTION 57(a) OF THE ACT

In the Matter of:

AMERICAN REALTY CAPITAL REAL ESTATE INCOME FUND;

AMERCIAN REALTY CAPITAL TRUST III, INC; AMERICAN REALTY CAPITAL TRUST IV, INC;
AMERICAN REALTY CAPITAL HEALTHCARE TRUST, INC.; AMERICAN REALTY CAPITAL NEW YORK RECOVERY REIT, INC.;
PHILIPS EDISON – ARC SHOPPING CENTER REIT;

AMERICAN REALTY CAPITAL – RETAIL CENTERS OF AMERICA, INC.;

BUSINESS DEVELOPMENT CORPORATION OF AMERICA, INC.;

AR CAPITAL, LLC; REALTY CAPITAL SECURITIES, LLC; and

NATIONAL FUND ADVISORS, LLC

File No. 812-_________

405 Park Avenue, 12th Floor

New York, NY 10022

Please send all communications, notices and orders to:

James A. Tanaka

Chief Securities Counsel- Deputy General Counsel

American Realty Capital

405 Park Ave. – 12th Floor

New York, NY 10022

With copies to:

Gregory T. Merz

Special Regulatory Counsel

Proskauer Rose LLP

1001 Pennsylvania Avenue NW, Suite 400S

Washington, DC 20004

As filed with the Securities and Exchange Commission

On August 6, 2012

I.	INTRODUCTION

This application (the “Application”) to the U.S. Securities and Exchange Commission (the “Commission”) is being made in connection with the registration and offering of shares of a newly-formed series portfolio (the “Fund”) of American Realty Capital Real Estate Income Fund (the “Trust”). The Fund will be a continuously offered, closed-end, “interval fund” that will focus on the commercial real estate market through investments in real estate related securities, including listed and non-listed REITs. The Fund may also invest up to 20% of its assets in non-real estate related securities, including business development companies.

The Applicants seek exemptive relief from certain requirements in the Investment Company Act of 1940, as amended (the “1940 Act”) in order to permit the Fund to invest a substantial portion of its assets in various non-listed REITs and business development companies sponsored by AR Capital, LLC (“ARC”), an affiliate of the Fund’s investment adviser. Applicants believe that the exemptive relief they seek is consistent with the protection of investors and the public policy purposes underlying the 1940 Act. Moreover, the terms and conditions under which Applicants will operate the Fund, as set forth in this Application, are in line with exemptive relief that the Commission has previously granted in similar circumstances.

Accordingly, the Trust, ARC, American Realty Capital Trust III, Inc. (“ARCT III”); American Realty Capital Trust IV, Inc. (“ARCT IV”); American Realty Capital Healthcare Trust, Inc. (“HLTC”); American Realty Capital New York Recovery REIT, Inc. (“NYR REIT”); Philips Edison – ARC Shopping Center REIT (“PE ARC”); American Realty Capital – Retail Centers of America, Inc. (“ARC RCA”); Business Development Corporation of America (“BDCA”); Realty Capital Securities, LLC (“RCS”); and National Fund Advisers, LLC (“NFA”) submit this Application to the Commission to request an order (i) pursuant to Sections 6(c) and 17(b) of the 1940 Act for an exemption from Section 17(a) of the 1940 Act; (ii) pursuant to Section 7(d) of the 1940 Act and Rule 17d-1 thereunder to permit certain joint transactions under Section 17(d) of the 1940 Act and Rule 17d-1 thereunder; (iii) pursuant to Section 12(d)(1)(J) of the 1940 Act for an exemption from Section 12(d)(1) of the 1940 Act; and (iv) pursuant to Sections 6(c) and 57(c) of the 1940 Act for an exemption from Section 57(a) of the 1940 Act.

For purposes of this Application, ARCT III, ARCT IV, HLTC, NYR REIT, PE ARC, ARC RCA, and any future non-traded REITs sponsored, advised and/or distributed by ARC and its affiliates in which the Trust may invest are collectively referred to as the “Affiliated REITs.” BDCA and any future business development companies sponsored, advised and/or distributed by ARC and its affiliates in which the Trust may invest are collectively referred to as the “Affiliated BDCs.” The Affiliated REITs and Affiliated BDCs are collectively referred to as the “Affiliated Investment Vehicles.” The Trust, the Affiliated Investment Vehicles, ARC, RCS and NFA are collectively referred to as the “Applicants.”

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Subject to the terms and conditions hereof, Applicants request that the exemptive relief sought herein apply to each existing and each future Affiliated REIT or Affiliated BDC in which the Trust may invest. Subject to the terms and conditions hereof, Applicants also request that the exemptive relief sought herein apply to the Trust, and any future registered, closed-end, interval fund sponsored by the Applicants that may invest in the Affiliated Investment Vehicles.

II.	THE APPLICANTS
A.	American Realty Capital Real Estate Income Fund

The Trust was organized as a Delaware statutory trust on March 23, 2011. The Trust filed a Notification of Registration Pursuant to Section 8(a) of the 1940 Act with the Commission on August 15, 2011.1 On the same day, the Trust also filed with the Commission an initial Registration Statement on Form N-2 (the “Registration Statement”) under the 1940 Act and the Securities Act of 1933, as amended (the “Securities Act”). The Trust filed Amendment No. 1 to such Registration Statement with the Commission on June 13, 2012.2 Pursuant to such Registration Statement, which has not yet been declared effective, the Trust will continuously offer shares of the Fund as a closed-end, non-diversified, management investment company that will be operated as an interval fund.

The Fund’s investment objective is to generate income, with capital appreciation as a secondary objective. The Fund will pursue this objective through an investment strategy that concentrates on investments in the real estate industry. Under normal circumstances, the Fund will invest at least 80% of its assets in real estate-related investments, including securities issued by real estate funds that qualify as real estate investment trusts for U.S. Federal tax purposes (“REITs”). Under normal circumstances, it is anticipated that approximately 40% to 60% of the Fund’s assets will be invested in securities of REITs that are not listed on a national securities exchange (“Non-Traded REITs”) and approximately 20% to 40% of the Fund’s assets will be invested in publicly-traded securities of REITs that are listed on a national securities exchange (“Listed REITs”). The remainder of the Fund’s investments may be invested in other real estate-related investments (including convertible mortgage bonds and commercial mortgage-backed securities), non-real estate-related investments, and cash or cash equivalents. In certain extreme circumstances or market environments the Fund may reduce its investments in real estate-related investments and hold a larger position in cash or cash equivalents and/or deviate from the allocation ranges described above.

1 See http://www.sec.gov/Archives/edgar/data/1516406/000091047211001435/0000910472-11-001435-index.htm.

2 1933 Act File No. 333-176316 and 1940 Act File No. 811-22599. See http://www.sec.gov/Archives/edgar/data/1516406/000114420412034703/0001144204-12-034703-index.htm.

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The Fund may invest in any REIT or other investment vehicle that is consistent with its investment strategy. Nevertheless, it is anticipated that the Fund will invest a substantial portion of its assets in Affiliated REITs (including ARCT III, ARCT IV, HLTC, NYR REIT, PE ARC and ARC RCA). It is also anticipated that some of the non-real estate related investments that the Fund will invest in will be Affiliated BDCs (including BDCA).3

Although the Trust’s shares will be registered under the Securities Act, the Trust’s shares will not be listed on any securities exchange and will not be publicly traded. Instead, the Trust will engage in a continuous offering of its shares pursuant to Rule 415 under the Securities Act. Such shares will be offered to the public on a daily basis at the Fund’s net asset value per share (“NAV”), plus any applicable sales load, until such time as the Fund has sold up to 100 million shares.4 At the same time, the Trust has elected to operate the Fund as an interval fund in accordance with the requirements of Rule 23c-3 under the 1940 Act, pursuant to which the Fund will make quarterly offers to repurchase not less than 5% of its outstanding shares at NAV.5

To support the continuous offering and quarterly repurchases of the Fund’s shares at NAV, the Fund will determine its NAV on a daily basis in accordance with policies and procedures approved by the Board. Among other things, these policies and procedures (and the corresponding policies and procedures of the Fund’s service providers) set forth the manner in which the value of the Fund’s assets will be determined for purposes of calculating the Fund’s NAV on a daily basis, as well as the manner in which such valuations and calculations will be subject to review and oversight by the Fund’s independent auditors and the Board.

As required by Rule 23c-2, the Trust will comply with the fund governance standards established under Rule 0-1(a)(7) under the 1940 Act, including the requirement that at least 75% of the members of the Trust’s Board of Trustees (the “Board”) not be interested persons of the Trust. In addition, the Board has adopted or will adopt policies and procedures under which any members of the Board that are interested persons of the Trust will not participate in any deliberations of the Board relating to the Fund’s investments in the Affiliated Investment Vehicles.

NFA will serve as the Fund’s investment adviser. The Fund’s principal underwriter will be Northern Lights Distributors, LLC (“NLD”), an unaffiliated registered broker/dealer. However, it is anticipated that RCS will enter into a Services

3 The Fund may also invest a portion of its assets in publicly-traded securities of Listed REITs that were originally sponsored by ARC. However, such transactions will be executed on the public secondary market for such securities, and the Applicants are not requesting any exemptive relief with respect to such transactions.

4 Following the completion of the offering, the Trust may elect to offer additional shares to the public by filing a new registration statement with the Commission.

5 In the sole discretion of the Trust’s Board of Trustees, the Fund may increase the size of these offerings to up to 25% of the Fund outstanding shares, but it is not expected that the Board will do so.

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Agreement with NLD, pursuant to which RCS will provide certain wholesaling and other distribution-related services on behalf of the Fund.

Although the Fund is by no means intended to provide investors with a complete investment program, Applicants believe that the Fund will offer investors an opportunity to diversify their investment portfolios across a number of different sectors of the commercial real estate market. In particular, Applicants believe that the Fund’s focus on investing in Non-Traded REITS will offer investors an opportunity to realize income at an attractive rate of return with a lower volatility and a lower correlation to the broader securities markets than has historically been the case for Listed REITs and other publicly-traded real estate securities. At the same time, as compared to investing directly in Non-Traded REITs, the Fund will offer investors an opportunity to achieve a higher degree of diversification across multiple sectors of the commercial real estate market than might otherwise be the case.

Applicants also believe that the Fund will benefit from the ability to invest a substantial portion of its assets in the Affiliated Investment Vehicles. ARC is one of the leading sponsors of Non-Traded REITS in the United States, an investment class that will be crucial to the success of the Fund’s investment strategy. Depriving the Fund of access to the Affiliated Investment Vehicles would thereby deprive the Fund of access to a number of attractive, cost-effective, investment opportunities in a small but growing class of investment vehicles. In addition, as discussed below, the Affiliated Investment Vehicles will be made available to the Fund at lower cost than the Fund will have to pay to invest in unaffiliated Non-Traded REITs or business development companies, because the Fund’s purchases of the Affiliated Investment Vehicles’ shares will be subject to substantially lower distribution fees.

B.	The Affiliated REITs

In general, a REIT is a company that (i) combines the capital of many investors to acquire a large-scale diversified real estate portfolio under professional management; (ii) allows individual investors to invest in a diversified real estate portfolio managed by a professional management team; (iii) makes an election to be treated as a REIT for U.S. federal income tax purposes; (iv) pays annual distributions to investors of at least 90% of its REIT taxable income (which does not equal net income, as calculated in accordance with GAAP), determined without regard to the deduction for dividends paid and excluding net capital gain; and (v) generally avoids the “double taxation” treatment of income that normally results from investments in a corporation because a REIT generally is not subject to U.S. federal corporate income and excise taxes on that portion of its net income distributed to its shareholders, provided certain U.S. federal income tax requirements are satisfied. A Non-Traded REIT is a REIT whose shares are not listed nor publicly traded on a securities exchange, while shares of Listed REITs are publicly traded on such an exchange.

Applicants believe that Non-Traded REITs provide investors with price stability and the potential for income and capital appreciation, increasing value while outpacing the effects of inflation on purchasing power and avoiding the volatility of the stock

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market. As noted above, the Fund may invest in any Non-Traded REIT that is consistent with the Fund’s investment objective and strategy. Within this framework, however, it is anticipated that the Fund will invest a substantial portion of its assets in the Affiliated REITs. The Affiliated REITs are managed by advisers that are controlled by ARC. In addition, RCS acts as the Affiliated REITs’ exclusive dealer manager. As dealer manager, RCS provides certain wholesaling, sales, promotional and marketing services to the Affiliated REITs in connection with the distribution of shares offered by the Affiliated REITs.

The Affiliated REITs each offer shares to investors at a fixed price (typically $10 per share) on a continuous basis pursuant to Rule 415 under the Securities Act until such time as either (i) a specified maximum number of shares have been sold (typically 150,000,000) or (ii) a specified time period for the offering has expired (typically 2 years, with an option to extend for an additional year). RCS is not required to sell any specific number or dollar amount of shares, but will use its best efforts to sell the shares offered. Sales of shares of the Affiliated REITs are typically subject to sales loads of up to 10% of the gross proceeds, of which 3% (the “dealer manager fee”) is retained by RCS and 7% (the “sales commission”) is passed through to the selling group member.6

Significantly, because the Fund will be purchasing shares in the Affiliated REITs directly through RCS, the Fund will not pay a sales commission on such transactions. In addition, RCS will reduce its dealer manager fee on such transactions to 1%, and will further waive its dealer manager fee on such transactions to the extent necessary to ensure that any sales charges and/or distribution related fees charged with respect to shares of the Fund, when aggregated with any sales charges and/or distribution fees paid by the Fund with respect to its acquisition, holding, or disposition of shares of the underlying Affiliated REITs, will not exceed the limits set forth in Rule 2830 of the NASD Rules of Business Conduct (“Rule 2830”).

Like all Non-Traded REITs, investments in the Affiliated REITs are generally illiquid. The shares of the Affiliated REITs are not listed on any securities exchange and there is no secondary trading market in such shares. The Affiliated REITs offer shareholders limited share repurchase programs, but such programs are generally limited in size to not more than 5% of the Affiliated REITs weighted average number of outstanding shares as of December 31st of the preceding calendar year, and such repurchases may be subject to discounts from the original purchase price depending on how long a shareholder has held his or her shares. In general, although investors receive income in the form of regular distributions throughout the course of an investment in an Affiliated REIT, investors must wait until the occurrence of a “liquidity event” before an investment in an Affiliated REIT may be liquidated. A liquidity event could include a sale of an Affiliated REIT’s assets, a sale or merger of an Affiliated REIT itself, a listing of an Affiliated REIT’s common stock on a national securities exchange or other similar transaction. Management of the Affiliated REITs generally looks to commence the

6 Sales commissions are subject to breakpoints (or “volume discounts”) depending on the size of an investor’s investment in the Affiliated REIT.

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process of achieving a liquidity event not later than three to five years after termination of the primary offering. If such a process has not been commenced by the fifth anniversary of the termination of the primary offering, the charter of each Affiliated REIT sets forth a process whereby shareholders may be asked to vote on whether to commence an orderly liquidation of the Affiliated REIT.

Over its operating history, ARC and its predecessors have sponsored the launch of nine Non-Traded REITs, of which one has since become a Listed REIT, traded on NASDAQ. ARC is currently sponsoring six Affiliated REITs in which it is anticipated that the Fund will invest:

•	American Realty Capital Trust III, Inc (“ARCT III”): ARCT III expects to acquire a portfolio of primarily single-tenant properties net leased long-term to investment grade and other creditworthy tenants. It is currently offering up to 150,000,000 shares of common stock to the public at a price of $10 per share of common stock, for an aggregate offering size of up to $1.5 billion. ARCT III was organized on October 15, 2011. As of July 15, 2012, ARCT III had sold 99.6 million shares in its public offering for aggregate gross proceeds of $989.5 million.

•	American Realty Capital Trust IV, Inc (“ARCT IV”): ARCT IV expects to acquire a portfolio of primarily single-tenant properties net leased long-term to investment grade and other creditworthy tenants. It is currently offering up to 150,000,000 shares of common stock to the public at a price of $10 per share of common stock, for an aggregate offering size of up to $1.5 billion. ARCT IV was organized on February 14, 2012. As of July 23, 2012, ARCT IV had 8,888 shares outstanding and had not yet received sufficient subscriptions to break escrow and commence investment operations.

•	American Realty Capital Healthcare Trust, Inc. (“HLTC”): HLTC expects to acquire a portfolio of real estate properties related to the healthcare industry, including medical office buildings, hospitals, assisted living facilities and skilled nursing facilities. It is currently offering up to 150,000,000 shares of common stock to the public at a price of $10 per share, for an aggregate offering size of up to $1.5 billion. HLTC was organized on August 23, 2010. As of June 30, 2012, HLTC had sold 22.4 million shares in its public offering for gross proceeds of $223.3 million.

•	American Realty Capital New York Recovery REIT, Inc. (“NYR REIT”): NYR REIT expects to acquire a portfolio of commercial real estate located in New York City with a focus on institutional quality office and retail properties. It is currently offering up to 150,000,000 shares of common stock to the public at a price of $10 per share of common stock, for an aggregate offering size of up to $1.5 billion. NYR REIT was organized on October 6, 2009. As of June 15, 2012, NYR REIT had sold 9.4 million shares in its public offering for aggregate gross proceeds of $92.8 million.

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•	Phillips Edison—ARC Shopping Center REIT (“PE ARC”): PE ARC expects to acquire a portfolio of well-occupied anchored shopping centers that serve the day-to-day shopping needs of trade area residents, such as grocery stores, general merchandise stores, discount stores, restaurants and neighborhood service providers such as dry cleaners and coffee shops. It is currently offering up to 150,000,000 shares of common stock to the public at a price of $10 per share of common stock, for an aggregate offering size of up to $1.5 billion. PE ARC was organized on October 13, 2009. As of July 12, 2012, PE ARC had sold 5.8 million shares in its public offering for aggregate gross proceeds of $56.7 million.

•	American Realty Capital—Retail Centers of America, Inc. (“ARC RCA”): ARC RCA expects to acquire a portfolio of core retail properties, which includes lifestyle centers, power centers and large needs-based shopping centers. It is currently offering up to 150,000,000 shares of common stock to the public at a price of $10 per share of common stock, for an aggregate offering size of up to $1.5 billion. ARC RCA was organized on July 29, 2010. As of June 15, 2012, ARC RCA had issued 300,000 shares for aggregate gross proceeds of $3 million.

C.	BDCA

BDCA is an externally managed, non-diversified, closed-end investment company that has elected to be treated as a business development company under the 1940 Act. BDCA’s long-term investment strategy is to generate both current income and long-term capital appreciation through investments in debt and equity investments. During its offering period, BDCA invests largely in senior secured and second lien debt securities, issued by middle market companies in private placements and negotiated transactions that are traded in private over-the-counter markets for institutional investors. As BDCA increases its capital base over the course of its offering period, however, it is anticipated that BDCA will begin investing in (and ultimately have a substantial portion of its assets invested in) customized direct loans to and equity securities of middle market companies.

BDCA Adviser, LLC, a wholly-owned subsidiary of ARC, serves as BDCA’s investment adviser. In addition, RCS is BDCA’s exclusive dealer manager. As dealer manager, RCS provides certain wholesaling, sales, promotional and marketing services to BDCA in connection with the distribution of shares offered by BDCA.

BDCA is offering up to 150 million shares of its common stock on a continuous basis at a current offering price of $10.26 per share. However, if BDCA’s net asset value per share increases to over $10.26 per share during the offering period, BDCA will supplement its prospectus to sell its shares at a higher price as necessary to ensure that shares are not sold at a price which, after deduction of selling commissions and dealer manager fees, is below BDCA’s net asset value per share. RCS is not required to sell any specific number or dollar amount of shares, but will use its best efforts to sell the shares offered. Sales of shares of BDCA are subject to sales loads of up to 10% of the gross proceeds, of which 3% (the “dealer manager fee”) is retained by RCS, as the dealer

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manager of the offering, and 7% (the “sales commission”) is passed through to the selling group member.7

Significantly, because the Fund will be purchasing shares in BDCA directly through RCS, the Fund will not pay a sales commission on such transactions. In addition, RCS will reduce its dealer manager fee on such transactions to 1%, and will further waive its dealer manager fee on such transactions to the extent necessary to ensure that any sales charges and/or distribution related fees charged with respect to shares of the Fund, when aggregated with any sales charges and/or distribution fees paid by the Fund with respect to its acquisition, holding, or disposition of shares of the underlying Affiliated BDCs, will not exceed the limits set forth in Rule 2830.

An investment in BDCA is generally illiquid. The shares of BDCA are not listed on any securities exchange and there is no secondary trading market in such shares. BDCA may offer shareholders limited share repurchase programs, but any such program will generally be limited in size to not more than 10% of BDCA’s weighted average number of outstanding shares as of December 31st of the preceding calendar year, and such repurchases may be subject to discounts from the original purchase price depending on how long a shareholder has held his or her shares. In general, investors in BDCA must wait until the occurrence of a “liquidity event” before their investment in BDCA may be liquidated. A liquidity event could consist of a sale of BDCA’s assets, a sale or merger of the BDCA itself in exchange for cash or shares of a publicly-traded company, or a listing of BDCA’s common stock on a national securities exchange. Management of BDCA will generally look to commence the process of achieving a liquidity event not later than five to seven years after termination of the primary offering, but there can be no assurance that a suitable transaction will be available or that market conditions for a liquidity event will be favorable within that timeframe.

D.	AR Capital, LLC

AR Capital, LLC, a Delaware limited liability company (formerly American Realty Capital II, LLC) was founded in 2006 as a full-service real estate investment management firm providing advisory services to retail and institutional investors. It invests in single-tenant and freestanding properties, including pharmacies, bank branches, restaurants, home improvement stores, gas and convenience stores, and specialty stores in the United States, as well as offers long-term leases, tenant qualification, national level property investment, and diversification of risk solutions. It also manages its wholly-owned securities firm, RCS, focused exclusively on direct investments in alternative asset classes.

Since 2002, ARC and its predecessors have sponsored nine Non-Traded REITs (including the six Affiliated REITs) and BDCA.

E.	Realty Capital Securities, LLC

7 Sales commissions are subject to breakpoints (or “volume discounts”) depending on the size of an investors purchase of shares in BDCA.

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RCS, a Delaware limited liability company, is a wholly-owned subsidiary of ARC. RCS is a registered broker/dealer under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and a member of FINRA. As noted above, RCS acts as the exclusive dealer manager for each of the Affiliated Investment Vehicles.

It is anticipated that RCS will enter into a Services Agreement with NLD, the Fund’s principal underwriter, pursuant to which RCS will provide certain wholesaling, sales, promotional and other marketing services in connection with the Fund’s share offering. For these services, RCS will receive a portion of the net sales load revenues NLD receives in connection with its activities as the principal underwriter of the Fund.

In addition, RCS will earn certain dealer manager fees in connection with its sale of shares of the Affiliated Investment Vehicles to the Fund. As noted above, RCS will reduce its dealer manager fee on such transactions to 1% and will further waive its dealer manager fee on such transactions to the extent necessary to ensure that any sales charges and/or distribution related fees charged with respect to shares of the Fund, when aggregated with any sales charges and/or distribution fees paid by the Fund with respect to its acquisition, holding, or disposition of shares of the underlying Affiliated Investment Vehicles, will not exceed the limits set forth in Rule 2830.

F.	National Fund Advisors, LLC

National Fund Advisors, LLC is a Delaware limited liability company, formed in June 2011. NFA is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended. NFA is controlled by BLS Financial Advisors, LLC, which is in turn controlled by Mr. Barry Skolnick. Mr. Skolnick has exclusive voting control over NFA and is solely responsible for overseeing the operations of NFA.

NFA and the Trust, on behalf of the Fund, will enter into a Management Agreement, pursuant to which NFA, under the general supervision of the Trust’s Board, will carry out the investment and reinvestment of the net assets of the Fund, furnish a continuous investment program with respect to the Fund, and determine which securities should be purchased, sold or exchanged. In addition, NFA will supervise and provide oversight of the Fund’s other service providers. NFA will furnish to the Trust necessary personnel for servicing the management of the Fund. NFA will compensate all NFA personnel who provide services to the Fund (other than the Chief Compliance Officer).8 In return for these services, facilities and payments, the Trust has agreed to pay NFA a monthly management fee computed at the annual rate of 1.10% of the Fund’s average daily net assets.

8 NFA and the Fund have both entered into separate agreements with a third party vendor that will provide compliance services to both NFA and the Trust. Pursuant to these Agreements, the same individual will be acting as the Chief Compliance Officer for NFA and the Trust. The Trust and NFA will both pay the service provider separate fees for these services.

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In addition, NFA and the Trust have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which NFA has contractually agreed to waive its fees and to pay or absorb the direct ordinary operating expenses of the Fund (but excluding offering and organizational expenses, interest, brokerage commissions, acquired fund fees and extraordinary expenses), to the extent that they exceed 2.50% of the Fund’s average daily net assets (the “Expense Limitation”). In consideration of NFA’s agreement to limit the Fund’s expenses, the Fund has agreed to repay NFA in the amount of any fees waived and Fund expenses paid or absorbed. Any waiver or reimbursement of fees by NFA is subject to repayment by the Fund within three fiscal years following the fiscal year in which such waiver or reimbursement occurred, provided, however, that (i) the Fund is able to make such repayment without exceeding its current expense limitation, and (ii) such repayment is approved by the Board. The Expense Limitation Agreement will remain in effect for at least one year from the effective date, unless and until the Board approves its modification or termination. The Expense Limitation Agreement may be terminated only by the Fund’s Board on 60 days’ written notice to NFA. After the initial one-year term, the Expense Limitation Agreement may be renewed at the discretion of the Board and NFA.

ARC has a significant (24.5%) ownership interest in NFA. In addition, ARC will generally be entitled to receive 50% of the net management fee revenues earned by NFA in respect of the Fund. ARC’s interest in NFA does not carry any voting rights. However, pursuant to the terms of NFA’s organizational documents, an ARC representative is one of the four members of NFA’s Board of Managers, and ARC’s consent is required before NFA can take a number of significant corporate actions (including any changes in NFA’s ownership, capital or management structure, decisions relating to the hiring or removal of key personnel, significant capital expenditures and other material changes to NFA’s business). ARC must also approve NFA’s annual budget and any changes thereto. Pursuant to NFA’s organizational documents, a representative of ARC is also one of four members of NFA’s investment committee. However, the ARC representative will be required to recuse him or herself from any investment decisions involving an investment by the Fund in an Affiliated Investment Vehicle.

ARC will also have a significant business relationship with NFA. For example, pursuant to a Services Agreement between ARC and NFA, ARC will provide a number of non-investment related services to NFA, including the provision of office space, financial accounting, payroll and other administrative services necessary to the operation of NFA’s business. In addition, the Fund’s portfolio manager is a former employee of ARC, and will continue to provide non-discretionary investment research and advice to ARC pursuant an investment services agreement between NFA and ARC.

III.	REQUESTED RELIEF

Subject to and in accordance with the terms and conditions set forth herein, the Applicants request an exemptive order:

A.	under Sections 6(c) and 17(b) of the 1940 Act, to exempt Applicants from the requirements of Section 17(a), and for an order pursuant to Section 17(d) of the

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1940 Act and Rule 17d-1 thereunder, to the extent necessary to (i) permit the Fund to acquire shares of the underlying Affiliated Investment Vehicles, and (ii) to permit each of the underlying Affiliated Investment Vehicles, RCS, and any broker or dealer, registered under the Exchange Act, to sell shares of the underlying Affiliated Investment Vehicles to the Fund; and

B.	under Sections 12(d)(1)(J) and 57(c) of the 1940 Act, to exempt Applicants from the requirements of Sections 12(d)(1) and 57(a) of the 1940 Act to the extent necessary to (i) permit the Fund to acquire shares of the underlying Affiliated BDCs, in excess of the limits imposed under Section 12(d)(1), and (ii) to permit each of the underlying Affiliated BDCs, RCS, and any broker or dealer registered under the Exchange Act, to sell shares of the Affiliated BDCs to the Trust, in excess of the limits imposed under Section 12(d)(1).

IV.	LEGAL ANALYSIS
A.	Overview

In general, the need for the exemptive relief that Applicants seek in this Application arises from the fact that the Fund proposes to invest in a number of alternative investment vehicles that are sponsored, managed and/or distributed by affiliates of the Fund’s adviser. This structure raises potential issues under various provisions of the 1940 Act. These potential issues are similar to, and have been addressed in, prior exemptive orders that the Commission has granted with respect to various types of fund-of-fund structures. Applicants propose to address these issues in a similar manner to that of these precedents.

A detailed section-by-section analysis of the exemptive relief being requested under each of the applicable provisions of the 1940 Act follows. In each case, however, the applicable provisions of the 1940 Act focus on substantially the same set of the potential conflicts of interest, and Applicants propose to address each of these potential conflicts of interest in the following manner:

1.	Undue Influence. One concern with fund-of-fund structures is the possibility that a top-tier fund’s investment in the underlying funds could provide the top-tier fund and its affiliates with the opportunity to exercise undue influence over the underlying funds’ activities in a manner that is adverse to the interests of the underlying funds. However, Congress and the Commission have recognized that these concerns are not as compelling in fund-of-fund structures, such as the one contemplated here, where the underlying fund investments are restricted to funds

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that are in the same “group.”9 As the Fund intends to invest primarily in the Affiliated Investment Vehicles, most of the conditions proposed in this Application focus on the Fund’s investment in those vehicles. However, in order to address any possible concerns that the Fund might be in a position to exercise undue influence over any unaffiliated investment vehicles in which the Fund may invest, the Applicants will undertake that:

•	The Fund will not invest in any unaffiliated investment companies in excess of the limitations imposed under Section 12(d)(1) of the 1940 Act; and

•	To the extent the Fund purchases or otherwise acquires shares of an unaffiliated REIT in excess of 3% of the unaffiliated REITs’ outstanding voting securities, the Fund will either “pass through” such voting power to its shareholders or “shadow vote” such shares in accordance with the provisions of Section 12(d)(1)(E)(iii)(aa) of the 1940 Act.

2.	Excessive Layering of Fees. Another potential concern presented by fund-of-funds structures is the possibility that the structure will result in excessive layering of fees, causing investors to pay duplicative fees for the same services. Applicants propose to address these concerns by undertaking that:

•	Prior to approving any advisory contract under Section 15 of the 1940 Act, the Fund’s Board, including a majority of the disinterested trustees, must find that the advisory fees charged under the contract are based on services that will be in addition to, and not duplicative of, the services provided to any underlying Affiliated Investment Vehicles in which the Fund may invest;

•	Any sales charges and/or distribution related fees charged with respect to shares of the Fund, when aggregated with any sales charges and/or distribution fees paid by the Fund with respect to its acquisition, holding, or disposition of shares of the underlying Affiliated Investment Vehicles, will not exceed the limits set forth in Rule 2830; and

•	If the Fund and an underlying Affiliated Investment Vehicle both charge a “service fee” (as defined in Rule 2830), the Trust’s Board, including a majority of the disinterested trustees, must find that the service fee being paid by the Fund to its service providers is based on services that will be in addition to, rather than duplicative of, the services provided to the underlying Affiliated Investment Vehicle.

3.	Unduly Complex Structures. Another potential concern that has been expressed with respect to fund-of-fund structures is that they are unduly complex and

9 See, e.g., Section 12(d)(1)(G) of the 1940 Act.

12

that such complexity results in little or no benefit to shareholders. To address this concern, Applicants will effectively limit the proposed fund-of-funds structure to two tiers by undertaking that:

•	The Fund will not invest in an underlying Affiliated BDC or other investment company whose investment policies would permit such investment company to acquire securities of any other investment company in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act; and

•	Any underlying Affiliated REIT in which the Fund invests will adopt a policy prohibiting such Affiliated REIT from investing more than 10% of its assets in the securities of other REITs or investment companies.

4.	Overreaching. Finally, in addition to the specific conflicts noted above, fund-of-fund structures raise more general concerns regarding the potential they provide

13

for management and other insiders to engage in various forms of overreaching that are adverse to the best invests of investors.

Applicants propose to address this concern by undertaking that:

•	The Fund will only purchase shares of an Affiliated Investment Vehicle at the public offering price for such shares (less any applicable concessions on distribution fees). The net proceeds received by the Affiliated Investment Vehicle on sales of shares to the Fund will be the same as those received from other investors in the Affiliated Investment Vehicle; and

•	The Board will establish policies and procedures reasonably designed to monitor the Fund’s investments in the Affiliated Investment Vehicles and to ensure that the Fund’ investments in the Affiliated Investment Vehicles are (i) consistent with the Fund’s investment policies and in the best interests of the Fund’s shareholders, (ii) in compliance with the terms and conditions of the exemptive order being requested in this Application, and (iii) the terms upon which the Fund has invested in the Affiliated Investment Vehicles are fair and reasonable and do not involve overreaching on the part of any person concerned.

B.	Sections 17(a), 17(b), and 6(c)

Section 17(a) of the 1940 Act generally prohibits purchases or sales of securities or other assets between a registered investment company and (i) an adviser, principal underwriter or sponsor of such registered investment company (“first tier affiliates”), or (ii) any affiliated persons of such first tier affiliates (“second tier affiliates”). Section 2(a)(3) of the 1940 Act defines an “affiliated person” of another person to include (a) any person directly or indirectly owning, controlling or holding with power to vote, 5% or more of the outstanding voting securities of the other person; (b) any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote by the other person; and (c) any person directly or indirectly controlling, controlled by or under common control with the other person. In addition, under Section 2(a)(3), investment advisers are deemed to be affiliates of any investment companies that they advise.

Applicants note that ARC, NFA and RCS are all affiliates of one another and that each might be considered to be acting as a sponsor, adviser or principal underwriter of the Fund, respectively.10 As such, to the extent that the Affiliated Investment Vehicles may be considered to be second tier affiliates of ARC, NFA or RCS, Section 17(a) could prohibit the Fund from purchasing or reselling shares from and to an Affiliated Investment Vehicle, and Section 17(a) could also prohibit each underlying Affiliated

10 As noted above, NLD, an unaffiliated broker/dealer, will enter into an Underwriting Agreement with the Fund and will act as the Fund’s principal underwriter. RCS is not in privity of contract with the Fund. However, pursuant to a Services Agreement that RCS will enter into with NLD, RCS will provide certain wholesaling and other distribution services on the Fund’s behalf. As defined in Section 2(a)(29) of the 1940 Act, a “principal underwriter” to a closed-end fund includes any underwriter who, in connection with the primary distribution of the fund’s shares (i) is an affiliated person of the fund , or (ii) “acting alone or in concert with one or more other persons, initiates or directs the formation of an underwriting syndicate.” Under this broad definition, RCS may be considered a principal underwriter of the Fund.

14

Investment Vehicle, RCS, and any broker or dealer, registered under the Exchange Act, from selling or repurchasing shares of the underlying Affiliated Investment Vehicles to the Fund.

Section 17(b) of the 1940 Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by Section 17(a) if it finds that (i) the terms of the proposed transaction are fair and reasonable and do not involve overreaching on the part of any person concerned; (ii) the proposed transaction is consistent with the policies of each registered investment company involved; and (iii) the proposed transaction is consistent with the general purposes of the 1940 Act. In addition, Section 6(c) of the 1940 Act permits the Commission to exempt any person or transaction from any provision of the 1940 Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.11

For the following reasons, Applicants believe that the proposed transactions satisfy the requirements for relief under Sections 17(b) and 6(c) of the 1940 Act.

•	The terms upon which the Fund will purchase shares from each Affiliated Investment Vehicle will be fair and reasonable because they will be based on the same public offering price that an Affiliated Investment Vehicle will charge to all investors in such Affiliated Investment Vehicle. Moreover, because the Fund will be purchasing shares directly from RCS, the Fund will pay no selling commissions and a reduced dealer manager fee on such purchases. As such, each Affiliated Investment Vehicle will receive the same net proceeds from the sales of shares to the Fund that it would receive from any other investor, and the Fund will pay a lower price per share than would be available if the Fund were to invest in unaffiliated investment vehicles.

•	As noted, Applicants will conduct the Fund’s investments in the Affiliated Investment Vehicles in accordance with the conditions set forth below in Section VI, which are designed to ensure that the various conflicts of interest associated with the Fund’s investments in the Affiliated Investment Vehicles are addressed in an appropriate manner. Taken as a whole, these conditions are reasonably designed to ensure that the proposed investments by the Fund in the Affiliated Investment Vehicles will not involve overreaching on the part of any Applicant.

Applicants also submit that the proposed transactions are consistent with the policies of the Fund and each of the Affiliated Investment Vehicles. For the Fund, the proposed investments in the Affiliated Investment Vehicles is a critical piece of the Fund’s contemplated investment objective and strategy, as summarized in Section II.A above, and will be fully disclosed to investors in the Fund’s prospectus. For each of the Affiliated Investment Vehicles, the proposed sale of shares to the Fund at the same net

11 Applicants are also seeking relief pursuant to Section 6(c) because multiple transactions could occur between the Fund and any given Affiliated Investment Vehicle, and the Commission may interpret its authority under Section 17(b) as extending only to a single transaction and not to a series of transactions.

15

price to the Affiliated Investment Vehicle as is being received from other investors, which is consistent with the Affiliated Investment Vehicle’s plan of distribution and is in the Affiliated Investment Vehicle’s best interests.

For the reasons set forth above, Applicants also believe that the proposed transactions between the Fund and the Affiliated Investment Vehicles will be consistent with the general purposes of the 1940 Act.

C.	Section 17(d) and Rule 17d-1

Section 17(d) of the 1940 Act, and Rule 17d-1 thereunder, generally prohibit an affiliated person or principal underwriter (a “first tier affiliate”) of a registered investment company, or any affiliated person of such first tier affiliate (a “second tier affiliate”), from participating in any “joint enterprise or other joint arrangement or profit sharing plan” in which such registered investment company is a participant without an order of the Commission. Under Rule 17d-1, in passing on applications for orders under Section 17(d), the Commission considers whether the investment company’s participation in the joint enterprise is consistent with the provisions, policies, and purposes of the 1940 Act, and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

Applicants note that, as the Fund’s investment adviser, NFA may be considered an affiliated person of Fund, and that RCS may be considered a principal underwriter of the Fund.12 As such, to the extent that the Affiliated Investment Vehicles may be considered to be second tier affiliates of RCS, Section 17(d) could prevent the Fund from investing in the Affiliated Investment Vehicles if the Fund’s investments in the Affiliated Investment Vehicles and NFA’s and RCS’s respective roles as service providers to both the Fund and the Affiliated Investment Vehicles could be considered a “joint enterprise” under Section 17(d).

For the same reasons that Applicants believe that the proposed transactions satisfy the standards for relief under Sections 6(c) and 17(b) of the 1940 Act, Applicants believe that the requested relief is consistent with the provisions, policies and purposes of the 1940 Act as required under Rule 17d-1. In particular, Applicants note that the Fund will be purchasing shares in the Affiliated Investment Vehicles at a substantially reduced sales load from that which RCS would normally charge investors in the Affiliated Investment Vehicles. To the extent that the Fund’s participation in the transactions is different from that of other participants, it will be on terms that are more advantageous to the Fund.

D.	Section 12(d)(1)

Section 12(d)(1)(A) of the 1940 Act prohibits a registered investment company (the “acquiring company”) from purchasing or otherwise acquiring shares of another investment company (the “acquired company”) if, immediately following such purchase

12 See footnote 10, supra.

16

or other acquisition, the acquiring company (or companies controlled by the acquiring company) would own in the aggregate:

(i)	securities representing more than 3% of the total outstanding voting stock of the acquired company;

(ii)	securities issued by the acquired company having an aggregate value in excess of 5% of the total assets of the acquiring company; or

(iii)	securities issued by the acquired company and all other investment companies (other than treasury stock of the acquiring company) having an aggregate value in excess of 10% of the total assets of the acquiring company.

In addition, Section 12(d)(1)(C) prohibits any investment company and any companies controlled by such investment company (collectively, the “acquiring company”) from purchasing or otherwise acquiring any security issued by a registered closed-end investment company if, immediately following such purchase or other acquisition, the acquiring company, other investment companies having the same investment adviser, and companies controlled by such other investment companies, would own more than 10% of the total outstanding voting stock of such closed-end investment company. Finally, Section 60 of the 1940 Act provides that Section 12 of the 1940 Act shall apply to a business development company to the same extent as if it were a registered closed-end investment company.

Section 12(d)(1)(J) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if and to the extent the exemption is consistent with the public interest and the protection of investors. The legislative history of Section 12(d)(1)(J) indicates that, when granting relief under this Section, Congress intended that the Commission should consider, among other things, the extent to which a proposed arrangement is subject to conditions that are designed to address potential conflicts of interest and the possibility of overreaching by a participant in the arrangement, such that the abuses that gave rise to the initial adoption of the 1940 Act’s restrictions against investment companies investing in other investment companies are not repeated.13 These include concerns relating to (i) the possibility that the top-tier fund or its affiliates may exercise undue influence over the underlying portfolio funds, (ii) excessive layering of fees, and (iii) overly complex fund structures.14

Applicants note that Section 12(d)(1) does not apply to the Fund’s contemplated investments in the Affiliated REITs, and Applicants are not requesting any exemptive relief under Section 12(d)(1) with respect these investments. This is because the

13 H.R. Rep. No. 622, 104th Cong., 2d Sess., at 43–44.

14 See Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311–324 (1966) (the “PPI Report”).

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Affiliated REITs are primarily engaged in acquiring and managing direct interests in real property and intend to conduct their operations in a manner such that they do not fall within the definition of an “investment company” under Section 3(a)(1) of the 1940 Act. Even if this were not the case, given the nature of their investment activities, the Affiliated REITs may rely on the exclusion from the definition of an investment company found in Section 3(c)(5)(C) of the 1940 Act. As such, since the Affiliated REITs are neither registered as investment companies under the 1940 Act nor relying on Sections 3(c)(1) or 3(c)(7) to avoid registration under the 1940 Act, the Affiliated REITs are not “investment companies,” as such term is defined for purposes of Section 12(d)(1).

To the extent, however, that the Fund’s contemplated investments in the Affiliated BDCs might exceed to limits set forth in Sections 12(d)(1)(A) or (C), exemptive relief is required. Applicants respectfully submit that, for the reasons discussed below, the proposed investments by the Fund in the Affiliated BDCs will not give rise to the public policy concerns that Section 12(d)(1) is designed to address. Accordingly, Applicants believe that the requested exemption is consistent with the public interest and the protection of investors, and that exemptive relief under Section 12(d)(1)(J) is appropriate.

1. No Undue Influence. The potential for pyramiding of control and the opportunity this creates to exercise undue influence over the operations of underlying funds is a concern that has been identified in fund-of-fund structures. In addressing this concern, Applicants first note that they are not requesting exemptive relief to invest in any unaffiliated investment companies in excess of the limits imposed under Section 12(d)(1). As is stipulated in the proposed conditions to the requested order in Section VI below, the Fund will comply with the requirements of Section 12(d)(1) with respect to its investments in any unaffiliated investment companies. As such, the Fund may not acquire more than 3% of the outstanding voting securities of any unaffiliated investment company, thus limiting any opportunity for the Applicants to exercise undue influence over an unaffiliated fund. In addition, although not technically required in order to comply with the requirements of section 12(d)(1), the Applicants will also undertake that, to the extent the Fund purchases or otherwise acquires shares of an unaffiliated REIT in excess of 3% of the unaffiliated REITs outstanding voting securities, the Fund will either “pass through” such voting power to its shareholders or “shadow vote” such shares in accordance with the provisions of Section 12(d)(1)(E)(iii)(aa) of the 1940 Act.

With respect to the Fund’s contemplated investments in the Affiliated BDCs, Congress and the Commission have consistently recognized that fund-of-fund structures involving investments within the same “group” of investment companies do not raise the same level of concerns regarding the undue influence as investments in unaffiliated investment companies do. In the case of the Affiliated BDCs, in particular, Applicants believe that the potential opportunity to exercise undue influence is negligible. As noted above, investors in the Affiliated BDCs shares have no redemption rights and limited liquidity through repurchase offers, thus limiting the Fund’s ability to influence the Affiliated BDCs through the threat of massive redemptions. In addition, the Affiliated BDCs are not listed on a stock exchange and are not otherwise publicly traded, thus

18

eliminating the possibility that the Applicants could use the Fund as a vehicle to support the Affiliated BDCs trading price on the secondary market.

2. Excessive Layering of Fees. Applicants do not believe that the proposed arrangement will involve excessive layering of fees. One of the proposed conditions to exemptive relief is that the Fund will not invest in any underlying Affiliated BDCs that are themselves fund-of-funds, thus limiting the potential layering of fees to two tiers only. In addition, another of the proposed conditions will require that, prior to approving any advisory contract under Section 15 of the 1940 Act, the Fund’s Board, including a majority of the disinterested trustees, must find that the advisory fees charged under the contract are based on services that will be in addition to, and not duplicative of, the services provided under any underlying Affiliated Investment Vehicles in which the Fund may invest. Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the Trust.

As a further condition to exemptive relief, any sales charges and/or service fees charged with respect to shares of the Trust may not exceed the limits applicable to a fund-of-funds set forth in Rule 2830. In addition, if the Fund and an underlying Affiliated Investment Vehicle both charge a “service fee” as defined in Rule 2830, the Fund’s Board, including a majority of the disinterested trustees, must find that the service fee being paid by the Fund to its service providers is based on services that will be in addition to, rather than duplicative of, the services provided to the underlying Affiliated Investment Vehicle.

3. Structure Is Not Overly Complex. Finally, Applicants do not believe that the proposed structure of the Fund will be unduly complex. As noted above, to address any possible concerns in this respect, Applicants will undertake as a condition to the proposed exemptive order that the Fund will not invest in an underlying Affiliated BDC or other investment company whose investment policies would permit such investment company to acquire securities of any other investment company in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act. Further, even though the Fund’s investments in the Affiliated REITs are not subject to Section 12(d)(1), Applicants will undertake that no Affiliated REIT in which the Fund invests will acquire securities of any other REIT in an amount equal to or in excess of 10% of such Affiliated REIT’s assets.

E.	Sections 57 (a)(b) & (c) and Section 6(c)

Sections 57(a)(1)&(2) of the 1940 Act generally prohibit sales or purchases of securities between a business development company and an adviser, principal underwriter or sponsor of the business development company (“first tier affiliates”), or any affiliated persons of such first tier affiliates (“second tier affiliates”). In addition, Section 57(a)(4) generally prohibits a business development company from participating in any “joint enterprise or other joint arrangement or profit sharing plan” alongside a first or second tier affiliate of the business development company in contravention of any rules or regulations that the Commission may prescribe. Section 2(a)(3) of the 1940 Act defines an “affiliated person” of another person to include (i) any person directly or indirectly owning, controlling or holding with power to vote, 5% or more of the

19

outstanding voting securities of the other person; (ii) any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote by the other person; and (iii) any person directly or indirectly controlling, controlled by or under common control with the other person. In addition, under Section 2(a)(3), investment advisers are deemed to be affiliates of any business development companies that they advise.

Applicants note that ARC, NFA and RCS are all affiliates of one another and that each might be considered to be acting as a sponsor, adviser or principal underwriter of the Fund, respectively.15 As such, to the extent that the Affiliated BDCs may be considered to be second tier affiliates of ARC, NFA or RCS, Section 57(a)(1) could prohibit the Fund from purchasing or reselling shares from and to an Affiliated BDC, and Section 57(a)(2) could also prohibit each underlying Affiliated BDC, RCS, and any broker or dealer, registered under the Exchange Act, from selling or repurchasing shares of the Affiliated BDCs to the Fund. In addition, to the extent that the Affiliated Investment Vehicles may be considered to be second tier affiliates of NFA or RCS, the Fund could be prevented from investing in the Affiliated BDCs under Section 57(a)(4) if the Fund’s investment in the Affiliated Investment Vehicles and NFA’s and RCS’s respective roles as service providers to both the Fund and the Affiliated Investment Vehicles could be considered a “joint enterprise” under
Section 57(a)(4).

Section 57(c) of the 1940 Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by Section 57(a) if it finds that (i) the terms of the proposed transaction are fair and reasonable and do not involve overreaching on the part of any person concerned; (ii) the proposed transaction is consistent with the policies of each the business development company involved; and (iii) the proposed transaction is consistent with the general purposes of the 1940 Act. In addition, Section 6(c) of the 1940 Act permits the Commission to exempt any person or transaction from any provision of the 1940 Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.16

For the following reasons, Applicants believe that the proposed transactions satisfy the requirements for relief under Sections 57(c) and 6(c) of the 1940 Act.

•	The terms upon which the Fund will purchase shares from each Affiliated BDC will be fair and reasonable because they will be based on the same public offering price that the Affiliated BDC will charge to all investors in the Affiliated BDC. Moreover, because the Fund will be purchasing shares directly from RCS, the Fund will pay no selling commissions and a reduced dealer manager fee on such purchases. As such, each Affiliated BDC will receive the same net proceeds from

15 See footnote 10, supra.

16 Because multiple transactions could occur between the Fund and any given Affiliated BDC, and because the Commission may interpret its authority under Section 57(c) as extending only to a single transaction and not a series of transactions, Applicants are also seeking relief pursuant to Section 6(c).

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the sales of shares to the Fund that it would receive from any other investor, and the Fund will pay a lower price per share than would be available if the Fund were to invest in unaffiliated investment vehicles.

•	As noted, Applicants will conduct the Fund’s investments in the Affiliated BDCs in accordance with the conditions set forth below, which are designed to ensure that any potential conflicts of interest associated with the Fund’s investments in the Affiliated BDCs are addressed in an appropriate manner. Taken as a whole, these conditions are reasonably designed to ensure that the proposed investments by the Fund in the Affiliated BDCs will not involve overreaching on the part of any Applicant.

Applicants also submit that the proposed transactions will be consistent with the policies of each of the Funds and each of the Affiliated BDCs. For the Fund, the proposed investments in the Affiliated BDCs is a critical piece of the Fund’s contemplated investment objective and strategy, as summarized in Section II.A above, and will be fully disclosed to investors in the Fund’s prospectus. For each of the Affiliated BDCs, the proposed sale of shares to the Fund at the same net price to the Affiliated BDC as is being received by other investors is consistent with the Affiliated BDCs’ plan of distribution and is in the Affiliated BDCs’ best interests. Applicants also note that the Fund will be purchasing shares in the Affiliated BDCs at a substantially reduced sales load from that which RCS would normally charge investors in the Affiliated BDCs. To the extent the Fund’s participation in the transactions is different from that of other participants, it will be on terms that are more advantageous to the Fund.

For the reasons set forth above, Applicants also believe that the proposed transactions between the Fund and the Affiliated BDCs will be consistent with the general purposes of the 1940 Act.

V.	PRECEDENTS IN SUPPORT OF THE REQUEST FOR EXEMPTION

The Commission has previously granted exemptive relief in circumstances that Applicants believe are substantially similar to the circumstances presented in this Application. Applicants acknowledge that there are some differences in the particulars between this Application and the precedents analyzed below, but Applicants respectfully

21

submit that these differences are in substance immaterial from the perspective of the public policy issues raised under the 1940 Act.

The Commission has granted a number of exemptive orders under Sections 6(c), 12(d)(1), and 17(a),(b) & (d) addressing fund-of-fund structures. The earlier fund-of-fund exemptive orders issued by the Commission involved registered open-end fund-of-funds that invested substantially all of their assets into other open-end mutual funds that were part of the same fund complex.18 The exemptive relief granted in these orders was later codified in the 1940 Act as Section 12(d)(1)(G). More recent exemptive orders granted by the Commission have extended the exemptive relief granted in respect of fund-of-fund structures to permit such funds to invest in affiliated and unaffiliated funds as well as individual securities. See, e.g., Schwab Capital Trust, et. al., Rel. No. IC-24113 (Oct. 27, 1999) (order) and Rel. No. IC-24067 (Oct. 1, 1999) (notice) (the “Schwab Order”).19 Through its rule-making authority, the Commission has also provided greater flexibility to fund-of-funds relying on Section 12(d)(1)(G) to invest in other unaffiliated investment companies and individual securities.20

Although many of these exemptive orders have addressed fund-of-fund structures where the top-tier fund and the underlying portfolio funds were both organized as open-end mutual funds, the Commission has granted orders permitting top-tier fund-of-funds organized as closed-end funds to invest in underlying open-ended portfolio funds in excess of the limits imposed under Section 12(d)(1(A) & (B). In Putnam Diversified Income Trust, et. al., Rel. No. IC-27590 (Dec. 4, 2006) (order) and Rel. No. IC-27548 (Nov. 7, 2006) (notice) (the “Putnam Order”), for example, the Commission granted exemptive relief to various closed and open-end funds managed by Putnam Investments to invest in underlying affiliated open-end fund that were also managed by Putnam. The conditions agreed to in the Putnam Order are similar to the conditions proposed by Applicants in this Application. In particular, the Putnam Order imposed conditions requiring (i) the board of trustees of the top-tier funds to determine that the management fees paid by the top-tier fund are not duplicative of the management fees paid by the underlying funds, (ii) that any sales charges would not exceed the limits imposed under

18 See, e.g., Smith Barney Inc. et. al., Rel. No. IC-21613 (Dec. 19, 1995) (order) and Rel. No. IC-21537 (Nov. 21, 1995) (Notice); Vanguard STAR Fund, et. al., Rel. No. IC-21426 (Oct. 18, 1995) (order) and Rel. No. IC-21372 (Sept. 22, 1995) (notice); and T. Rowe Price Spectrum Fund, Inc., et. al., Rel. No. IC-21425 (Oct. 18, 1995) (order) and Rel. No. IC-21371 (Sept. 22, 1995) (notice).

19 See also EQ Advisers Trust, et. al., Rel. No. IC-29336 (June 30, 2010) (order) and Rel. No. IC-29294 (June 4, 2010) (notice); In the Matter of DFA Investment Dimensions Group Inc., et. al., Rel. No. IC-28654 (March 24, 2009) (order) and Rel. No. IC-28637 (Feb. 26, 2009) (notice); In the Matter of ING Partners, Inc., et. al., Rel. No. IC-27142 (Nov. 8, 2005) (order) and Rel. No. IC-27116 (Oct. 12, 2005) (notice); and In the Matter of MetLife Investors USA, et. al., Rel. No. IC-27059 (Set. 7, 2005) (order) and Rel. No. IC-27028 (Aug, 11, 2005) (notice).

20 See Rule 12d1-2 under the 1940 Act, 17 C.F.R. §270,12d1-2, and Fund of Fund Investments, Rel. Nos. 33-8713 & IC-27399 (June 20, 2006) (adopting release).

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Rule 2830, and (iii) limitation of the fund-of-funds structure to two tiers. The Putnam Order also stipulated that the top-tier funds and the underlying portfolio funds all be part of the same “group” of investment companies, as defined in Section 12(d)(1)(G)(ii) of the 1940 Act. Applicants are not proposing this requirement as a condition to the requested exemptive order. However, Applicants are proposing a condition that would restrict the Fund’s ability to invest in unaffiliated underlying investment companies to the limits imposed under Section 12(d)(1). In addition, Applicants are proposing a condition that would require the Fund to “pass through” or “shadow vote” any shares in any unaffiliated REITs held by the Fund in excess of 3% of the outstanding voting securities of such unaffiliated REIT.

The Commission has also issued exemptive orders permitting top-tier funds to invest in underlying funds that are organized as closed-end funds, business development companies or as unit investment trusts. See, e.g., Van Eck VIP Trust, et. al., Rel. No. IC-30096 (June 5, 2012) (order) and Rel. No. IC-30063 (May 10, 2012) (notice) (the “Van Eck Order”).21 In the Van Eck Order, the applicants sought to expand the relief granted in a prior exemptive orders to permit registered open-end fund-of-funds to invest in both affiliated and unaffiliated closed–end funds and business development companies in excess of the limits imposed under Section 12(d)(1)(A) & (C). The Commission granted the requested relief on essentially the same conditions as had been agreed to in the prior order, with the exception that the applicants agreed to additional undertakings in respect of their investments in unaffiliated closed-end funds in order to address potential concerns regarding undue influence. With that exception, it does not appear that fund-of-fund structures that invest in underlying closed-end funds presented any unique policy issues under Section 12(d)(1) or 17(a). Applicants have proposed conditions in this Application that are substantially similar to those conditions in the Van Eck Order that would apply the Van Eck fund-of-funds’ investments in affiliated investment vehicles. These include conditions requiring the Van Eck fund-of-funds board to make a determination that the management fees paid by the fund-of-funds were not duplicative, capping aggregate distribution fees to the limits imposed under Rule 2830, and limiting the fund-of-funds structure to two tiers.22

Finally, the Commission has granted fund-of-funds exemptive relief in circumstances where neither the top-tier fund-of-funds nor the underlying portfolio funds were organized as open-end mutual funds. In The Alternative Investment Fund and Pacific Corporate Advisors, Inc., Rel. No. IC-22370 (Dec. 4, 1996) (order) and Rel. No.

21 See also In the Matter of First Trust Portfolios, L.P., et. al., Rel. No. IC-26297 (Dec. 17, 2003) (order) and Rel. No. IC-26261 (Nov. 21, 2003) (notice); In the Matter of Matrix Capital Group, Inc., et. al., Rel. No. IC-26197 (Sept. 30, 2003) (order) and Rel. No. IC-26173 (Sept. 4, 2003) (notice); In the Matter of Nuveen Investments, et. al., Rel. No. IC-24930 (April 6, 2001) (order) and Rel. No. IC-24892 (Mar. 13, 2001) (notice); and In the Matter of Van Kampen Focus Portfolios, Rel. No. IC-25466 (July 25, 2000) (order) and Rel. No. IC-24548 (June 29, 2000) (notice).

22 As noted above, the Fund will not invest in unaffiliated investment companies in excess of the limits imposed under Section 12(d)(1) and is not requesting exemptive relief to invest in unaffiliated investment companies.

23

IC-22324 (Nov. 6, 1996) (notice) (the “Alternative Investment Fund Order”), the Commission granted exemptive relief for a fund-of-funds structure permitting the top-tier fund, which was organized as a closed-end investment company, to invest in unaffiliated private funds pursuing alternative investment strategies. The exemptive relief granted in the Alternative Investment Fund Order was subject to the following conditions, among others: 23

•	A majority of the fund-of-funds’ trustees would be independent;
•	The board would determine that the management fees paid by the fund-of-funds were not duplicative of the management fees paid by the underlying funds;
•	The fund-of-funds would not charge any performance fees in respect of any indirect investment held through the underlying alternative investment funds;
•	The fund-of-funds would not acquire more than 10% of the outstanding voting securities of any of the underlying private funds;
•	The fund-of-funds would not invest in any registered investment companies;
•	Aggregate sales charges charged by the fund-of-funds and the underlying funds would not exceed the limits imposed under Rule 2830; and
•	The fund-of-funds structure would be limited to two tiers.

Some of these conditions are not relevant to this Application. For example, the requirement that a majority of the fund’s directors be independent has been superseded by the fund governance standards of Rule 0-1(a)(7) under the 1940 Act. In addition, neither the Fund nor any of the Affiliated Investment Vehicles charge performance fees. Other conditions, such as the finding of no duplicative management fees, caps on aggregate sale charges and the limit of the fund-of-funds structure to two tiers, are standard conditions for fund-of-fund exemptive orders and have been incorporated into this Application. Lastly, some of the conditions in the Alternative Investment Fund Order have not been incorporated into this Application because they do not appear to be necessary or appropriate in light of the facts and circumstances presented here. For example, the condition restricting the Alternative Investment Fund to holding not more than 10% of the underlying private funds outstanding voting securities appears to be targeted towards addressing undue influence issues. Applicants are not proposing a similar condition because, as discussed above, the Fund is only seeking exemptive relief in respect of proposed investments in affiliated investment vehicles and have addressed the undue influence issues differently in light of these circumstances. Finally, the

23 The Alternative Investment Fund Order contained other conditions primarily designed to address potential conflicts relating to the fact that the Alternative Investments Fund contemplated co-investing alongside such underlying private funds from time to time. These conditions are not relevant to this analysis.

24

requirement that the Alternative Investment Fund not invest in other registered investment companies is not appropriate for the Fund in light of the fact that its investment strategy contemplated investing in other business development companies.

The exemptive relief with respect to Sections 12(d)(1), 17(a), 17(d) and 57(a) that Applicants seek in this Application differs substantively from the exemptive relief previously granted by the Commission in the precedents cited above in only one respect. Specifically, the Commission has not previously granted a fund-of-fund exemptive order where at least some of the underlying portfolio funds would be affiliated non-traded REITs. Applicants do not believe, however, that the proposed investments in the Affiliated REITs present any unique policy issues.

Applicants respectfully submit that relief with respect to Sections 6(c), 12(d)(1), and 17(a),(b) & (d) would be an appropriate exercise of the Division of Investment Management’s delegated authority insofar as the requested relief does not appear to present significant issues that have not been previously settled by the Commission in prior exemptive orders, and that, to the extent the fund-of funds structure presented here is different from that considered in prior precedents, these differences do not raise questions of fact or policy indicating that the public interest or the interest of investors warrants that the Commission itself consider the matter.

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VI.	APPLICANTS’ CONDITIONS

Applicants agree that the relief to permit the Trust to invest in Underlying Funds shall be subject to the following conditions:

1. With the exception of the Fund’s investments in the Affiliated Investment Vehicles as permitted by this order, the Fund will not acquire securities of any registered investment company or other investment company relying on Section 3(c)(l) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that the Fund receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(l) of the 1940 Act).

2. To the extent the Fund purchases or otherwise acquires shares of an unaffiliated REIT in excess of 3% of the unaffiliated REITs, outstanding voting securities, the Fund will either “pass through” such voting power to its shareholders or “shadow vote” such shares in accordance with the provisions of Section 12(d)(1)(E)(iii)(aa) of the 1940 Act.

3. No Affiliated Investment Vehicle in which the Fund invests will acquire securities of any other registered investment company or business development company in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, except to the extent that such Affiliated Investment Vehicle receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(l) of the 1940 Act).

4. Any Affiliated REIT in which the Fund invests will adopt a policy prohibiting such Affiliated REIT from acquiring 10% or more of the outstanding voting securities of any other REIT or investment company, except when an Affiliated REIT owns more than 10% of a subsidiary REIT in connection with an investment in real property that requires the use of the REIT structure for federal income tax purposes.

5. Prior to approving any advisory contract under Section 15 of the 1940 Act, the Board, including a majority of the disinterested trustees, will find that the advisory fees charged under the contract are based on services that will be in addition to, and not duplicative of, the services provided to any underlying Affiliated Investment Vehicle in

26

which the Fund may invest. These findings and their basis will be fully recorded in the minute books of the Fund.

6. Any sales charges and/or distribution related fees charged with respect to shares of the Fund, when aggregated with any sales charges and/or distribution fees paid by the Fund with respect to its acquisition, holding, or disposition of shares of the underlying Affiliated Investment Vehicles, will not exceed the limits set forth in Rule 2830 of the NASD Rules of Business Conduct. If the Fund and an underlying Affiliated Investment Vehicle both charge a “service fee,” as defined in Rule 2830, the Board of the Fund, including a majority of the disinterested trustees, will find that the service fee being paid by the Fund to its service providers is based on services that will be in addition to, rather than duplicative of, the services provided to the underlying Affiliated Investment Vehicle.

7. The Fund will only purchase shares of an Affiliated Investment Vehicle at the public offering price for such shares (less any applicable concessions on distribution fees). The net proceeds received by the Affiliated Investment Vehicles on sales of shares to the Fund will be the same as those received from other investors in the Affiliated Investment Vehicle.

8. The Board will establish procedures reasonably designed to monitor the Fund’s investments in the Affiliated Investment Vehicles and to determine that (a) the Fund’s investments in the Affiliated Investment Vehicles are (i) consistent with the Fund’s investment policies and in the best interests of the Fund’s shareholders, and (ii) in compliance with the terms and conditions of the exemptive order being requested in this Application; and (b) the terms upon which the Fund has invested in the Affiliated Investment Vehicles are fair and reasonable and do not involve overreaching on the part of any person concerned.

VIII.	PROCEDURAL MATTERS

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Applicants file this Application in accordance with Rule 0-2(f) under the Act and state that their address is printed on the Application’s facing page, and that they request all written communications concerning the Application be directed to the persons and addresses printed on the Application’s facing page.

Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this Application are authorized to do so on behalf of the Applicants. The authorizations required by Rule 0-2(c) under the Act are attached.

In accordance with Rule 0-5 under the Act, Applicants request that the Commission issue the requested order without holding a hearing.

Signature Page Follows

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Pursuant to the requirements of the Act, the Applicants have caused this Application to be duly signed on the 2nd day of August, 2012.

AMERICAN REALTY CAPITAL REAL ESTATE INCOME FUND

By:	/s/ Christopher Pike
Name: Christopher Pike
Title: Vice President

AMERICAN REALTY CAPITAL TRUST III, INC.

By:	/s/ Nicholas S. Schorsch
Name: Nicholas S. Schorsch
Title: Chief Executive Officer

AMERICAN REALTY CAPITAL TRUST IV, INC.

By:	/s/ Nicholas S. Schorsch
Name: Nicholas S. Schorsch
Title: Chief Executive Officer

AMERICAN REALTY CAPITAL HEALTHCARE TRUST, INC.

By:	/s/ Nicholas S. Schorsch
Name: Nicholas S. Schorsch
Title: Chief Executive Officer

AMERICAN REALTY CAPITAL NEW YORK RECOVERY REIT, INC.

By:	/s/ Nicholas S. Schorsch
Name: Nicholas S. Schorsch
Title: Chief Executive Officer

29

PHILLIPS EDISON – ARC SHOPPING CENTER REIT, INC.

By:	/s/ R. Mark Addy
Name: R. Mark Addy
Title: Chief Operating Officer

AMERICAN REALTY CAPITAL – RETAIL CENTERS OF AMERICA, INC.

By:	/s/ Nicholas S. Schorsch
Name: Nicholas S. Schorsch
Title: Chief Executive Officer

BUSINESS DEVEOPMENT CORPORATION OF AMERICA, INC.

By:	/s/ Nicholas S. Schorsch
Name: Nicholas S. Schorsch
Title: Chief Executive Officer

AR CAPITAL, LLC

By:	/s/ Nicholas S. Schorsch
Name: Nicholas S. Schorsch
Title: Managing Member

REALTY CAPITAL SECURITIES, LLC

By:	/s/ Louisa Quarto
Name: Louisa Quarto
Title: President

NATIONAL FUND ADVISORS, LLC

By:	/s/ Christopher Pike
Name: Christopher Pike
Title: Chief Investment Officer

30

Rule 0-2(c) Authorization

The undersigned hereby certifies that he is the duly appointed Vice President of American Realty Capital Real Estate Income Fund (the “Trust”); that, with respect to the attached application for exemption from certain provisions of the Investment Company Act of 1940, as amended, and any amendments thereto (such application, along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the organizational documents and By-laws of the Trust have been taken, and the person signing and filing the Application on behalf of the Trust is fully authorized to do so; and that the trustees of the Trust adopted the following resolution by unanimous written consent in accordance with the By-laws of the Trust:

WHEREAS, the Board deems it advisable and in the best interest of the Trust and its shareholders to apply for an order pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an exemption from Section 17(a) of the Act;

WHEREAS, the Board deems it advisable and in the best interest of the Trust and its shareholders to apply for an order pursuant to Section 7(d) of the 1940 Act and Rule 17d-1 thereunder to permit certain joint transactions under Section 17(d) and Rule 17d-1;

WHEREAS, the Board deems it advisable and in the best interest of the Trust and its shareholders to apply for an order pursuant to Section 12(d)(1)(J) of the 1940 Act for an exemption from Section 12(d)(1) of the 1940 Act;

WHEREAS, the Board deems it advisable and in the best interest of the Trust and its shareholders to apply for an order pursuant to Sections 6(c) and 57(c) of the 1940 Act for an exemption from Section 57(a) of the 1940 Act; and

WHEREAS, the Board deems it advisable and in the best interest of the Trust and its shareholders to apply for an order pursuant to Section 10(f) of the 1940 Act for an exemption from Section 10(f) of the 1940 Act.

NOW, THEREFORE, BE IT RESOLVED, that the application for an order pursuant to Sections 6(c) and 17(b) of the 1940 Act for an exemption from Section 17(a) of the Act; pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder to permit certain joint transactions under Section 17(d) of the 1940 Act and Rule 17d-1 thereunder; pursuant to Section 12(d)(1)(J) of the 1940 Act for an exemption from Section 12(d)(1) of the 1940 Act; pursuant to Sections 6(c) and 57(c) of the 1940 Act for an exemption from Section 57(a) of the 1940 Act; and pursuant to Section 10(f) of the 1940 Act for an exemption from Section 10(f) of the 1940 Act (together, the “Application”), be and hereby is, authorized, approved and adopted in all respects.

31

General Authorization

RESOLVED, that the appropriate officers of American Realty Capital Real Estate Income Fund (the “Trust”) be, and they hereby are, authorized to file on behalf of the Trust an application to the Securities and Exchange Commission for an order under the Investment Company Act of 1940, as amended (the “1940 Act”) exempting the Trust from such requirements of the 1940 Act as are necessary or appropriate to permit the Trust to invest in various investment vehicles sponsored, managed and/or distributed by AR Capital, LLC and its affiliates, subject to such terms and conditions as such officers shall deem necessary or appropriate; and

RESOLVED FURTHER, that the appropriate officers of the Trust are hereby authorized to execute such Application on behalf of the Trust and to take such other actions as are necessary, appropriate or advisable to obtain the exemptive relief contemplated by the foregoing resolution.

RESOLVED FURTHER, that this Unanimous Written Consent be filed with the minutes of the proceedings of the Board.

Dated: August 2, 2012

	By:	/s/ Christopher Pike
Name: Christopher Pike
Title: Vice President

32

Rule 0-2(c) Authorization

The undersigned hereby certifies that he is the duly elected Chief Executive Officer of American Realty Capital Trust III, Inc. (the “Company”); that, with respect to the attached application for exemption from certain provisions of the Investment Company Act of 1940, as amended, and any amendments thereto (such application, along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the organizational documents and By-laws of the Company have been taken, and the person signing and filing the Application on behalf of the Company is fully authorized to do so; and that the directors of the Company adopted the following resolution by unanimous written consent in accordance with the By-laws of the Company:

 WHEREAS, the Board deems it advisable and in the best interest of the Company and its shareholders to apply for an order pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an exemption from Section 17(a) of the Act;

WHEREAS, the Board deems it advisable and in the best interest of the Company and its shareholders to apply for an order pursuant to Section 7(d) of the 1940 Act and Rule 17d-1 thereunder to permit certain joint transactions under Section 17(d) and Rule 17d-1;

WHEREAS, the Board deems it advisable and in the best interest of the Company and its shareholders to apply for an order pursuant to Section 12(d)(1)(J) of the 1940 Act for an exemption from Section 12(d)(1) of the 1940 Act;

WHEREAS, the Board deems it advisable and in the best interest of the Company and its shareholders to apply for an order pursuant to Sections 6(c) and 57(c) of the 1940 Act for an exemption from Section 57(a) of the 1940 Act; and

WHEREAS, the Board deems it advisable and in the best interest of the Company and its shareholders to apply for an order pursuant to Section 10(f) of the 1940 Act for an exemption from Section 10(f) of the 1940 Act.

NOW, THEREFORE, BE IT RESOLVED, that the application for an order pursuant to Sections 6(c) and 17(b) of the 1940 Act for an exemption from Section 17(a) of the Act; pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder to permit certain joint transactions under Section 17(d) of the 1940 Act and Rule 17d-1 thereunder; pursuant to Section 12(d)(1)(J) of the 1940 Act for an exemption from Section 12(d)(1) of the 1940 Act; pursuant to Sections 6(c) and 57(c) of the 1940 Act for an exemption from Section 57(a) of the 1940 Act; and pursuant to Section 10(f) of the 1940 Act for an exemption from Section 10(f) of the 1940 Act (together, the “Application”), be and hereby is, authorized, approved and adopted in all respects.

33

General Authorization

RESOLVED, that the appropriate officers of American Realty Capital Trust III, Inc. (the “Company”) be, and they hereby are, authorized to file on behalf of the Company an application to the Securities and Exchange Commission for an order under the Investment Company Act of 1940, as amended (the “1940 Act”) exempting the Company from such requirements of the 1940 Act as are necessary or appropriate to permit the American Realty Capital Real Estate Income Fund to invest in various investment vehicles sponsored, managed and/or distributed by AR Capital, LLC and its affiliates, including the Company, subject to such terms and conditions as such officers shall deem necessary or appropriate; and

RESOLVED FURTHER, that the appropriate officers of the Company are hereby authorized to execute such Application on behalf of the Company and to take such other actions as are necessary, appropriate or advisable to obtain the exemptive relief contemplated by the foregoing resolution.

RESOLVED FURTHER, that this Unanimous Written Consent be filed with the minutes of the proceedings of the Board.

Dated: August 2, 2012

	By:	/s/ Nicholas S. Schorsch
Name: Nicholas S. Schorsch
Title: Chief Executive Officer

34

Rule 0-2(c) Authorization

The undersigned hereby certifies that he is the duly elected Chief Executive Officer of American Realty Capital Trust IV, Inc. (the “Company”); that, with respect to the attached application for exemption from certain provisions of the Investment Company Act of 1940, as amended, and any amendments thereto (such application, along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the organizational documents and By-laws of the Company have been taken, and the person signing and filing the Application on behalf of the Company is fully authorized to do so; and that the directors of the Company adopted the following resolution by unanimous written in accordance with the By-laws of the Company:

WHEREAS, the Board deems it advisable and in the best interest of the Company and its shareholders to apply for an order pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an exemption from Section 17(a) of the Act;

WHEREAS, the Board deems it advisable and in the best interest of the Company and its shareholders to apply for an order pursuant to Section 7(d) of the 1940 Act and Rule 17d-1 thereunder to permit certain joint transactions under Section 17(d) and Rule 17d-1;

WHEREAS, the Board deems it advisable and in the best interest of the Company and its shareholders to apply for an order pursuant to Section 12(d)(1)(J) of the 1940 Act for an exemption from Section 12(d)(1) of the 1940 Act;

WHEREAS, the Board deems it advisable and in the best interest of the Company and its shareholders to apply for an order pursuant to Sections 6(c) and 57(c) of the 1940 Act for an exemption from Section 57(a) of the 1940 Act; and

WHEREAS, the Board deems it advisable and in the best interest of the Company and its shareholders to apply for an order pursuant to Section 10(f) of the 1940 Act for an exemption from Section 10(f) of the 1940 Act.

NOW, THEREFORE, BE IT RESOLVED, that the application for an order pursuant to Sections 6(c) and 17(b) of the 1940 Act for an exemption from Section 17(a) of the Act; pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder to permit certain joint transactions under Section 17(d) of the 1940 Act and Rule 17d-1 thereunder; pursuant to Section 12(d)(1)(J) of the 1940 Act for an exemption from Section 12(d)(1) of the 1940 Act; pursuant to Sections 6(c) and 57(c) of the 1940 Act for an exemption from Section 57(a) of the 1940 Act; and pursuant to Section 10(f) of the 1940 Act for an exemption from Section 10(f) of the 1940 Act (together, the “Application”), be and hereby is, authorized, approved and adopted in all respects.

35

General Authorization

RESOLVED, that the appropriate officers of American Realty Capital Trust IV, Inc. (the “Company”) be, and they hereby are, authorized to file on behalf of the Company an application to the Securities and Exchange Commission for an order under the Investment Company Act of 1940, as amended (the “1940 Act”) exempting the Company from such requirements of the 1940 Act as are necessary or appropriate to permit the American Realty Capital Real Estate Income Fund to invest in various investment vehicles sponsored, managed and/or distributed by AR Capital, LLC and its affiliates, including the Company, subject to such terms and conditions as such officers shall deem necessary or appropriate; and

RESOLVED FURTHER, that the appropriate officers of the Company are hereby authorized to execute such Application on behalf of the Company and to take such other actions as are necessary, appropriate or advisable to obtain the exemptive relief contemplated by the foregoing resolution.

RESOLVED FURTHER, that this Unanimous Written Consent be filed with the minutes of the proceedings of the Board.

Dated: August 2, 2012

	By:	/s/ Nicholas S. Schorsch
Name: Nicholas S. Schorsch
Title: Chief Executive Officer

36

Rule 0-2(c) Authorization

The undersigned hereby certifies that he is the duly elected Chief Executive Officer of American Realty Capital Healthcare Trust, Inc. (the “Company”); that, with respect to the attached application for exemption from certain provisions of the Investment Company Act of 1940, as amended, and any amendments thereto (such application, along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the organizational documents and By-laws of the Company have been taken, and the person signing and filing the Application on behalf of the Company is fully authorized to do so; and that the directors of the Company adopted the following resolution by unanimous written consent in accordance with the By-laws of the Company:

WHEREAS, the Board deems it advisable and in the best interest of the Company and its shareholders to apply for an order pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an exemption from Section 17(a) of the Act;

WHEREAS, the Board deems it advisable and in the best interest of the Company and its shareholders to apply for an order pursuant to Section 7(d) of the 1940 Act and Rule 17d-1 thereunder to permit certain joint transactions under Section 17(d) and Rule 17d-1;

WHEREAS, the Board deems it advisable and in the best interest of the Company and its shareholders to apply for an order pursuant to Section 12(d)(1)(J) of the 1940 Act for an exemption from Section 12(d)(1) of the 1940 Act;

WHEREAS, the Board deems it advisable and in the best interest of the Company and its shareholders to apply for an order pursuant to Sections 6(c) and 57(c) of the 1940 Act for an exemption from Section 57(a) of the 1940 Act; and

WHEREAS, the Board deems it advisable and in the best interest of the Company and its shareholders to apply for an order pursuant to Section 10(f) of the 1940 Act for an exemption from Section 10(f) of the 1940 Act.

NOW, THEREFORE, BE IT RESOLVED, that the application for an order pursuant to Sections 6(c) and 17(b) of the 1940 Act for an exemption from Section 17(a) of the Act; pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder to permit certain joint transactions under Section 17(d) of the 1940 Act and Rule 17d-1 thereunder; pursuant to Section 12(d)(1)(J) of the 1940 Act for an exemption from Section 12(d)(1) of the 1940 Act; pursuant to Sections 6(c) and 57(c) of the 1940 Act for an exemption from Section 57(a) of the 1940 Act; and pursuant to Section 10(f) of the 1940 Act for an exemption from Section 10(f) of the 1940 Act (together, the “Application”), be and hereby is, authorized, approved and adopted in all respects.

37

General Authorization

RESOLVED, that the appropriate officers of American Realty Capital Healthcare Trust, Inc. (the “Company”) be, and they hereby are, authorized to file on behalf of the Company an application to the Securities and Exchange Commission for an order under the Investment Company Act of 1940, as amended (the “1940 Act”) exempting the Company from such requirements of the 1940 Act as are necessary or appropriate to permit the American Realty Capital Real Estate Income Fund to invest in various investment vehicles sponsored, managed and/or distributed by AR Capital, LLC and its affiliates, including the Company, subject to such terms and conditions as such officers shall deem necessary or appropriate; and

RESOLVED FURTHER, that the appropriate officers of the Company are hereby authorized to execute such Application on behalf of the Company and to take such other actions as are necessary, appropriate or advisable to obtain the exemptive relief contemplated by the foregoing resolution.

RESOLVED FURTHER, that this Unanimous Written Consent be filed with the minutes of the proceedings of the Board.

Dated: August 2, 2012

	By:	/s/ Nicholas S. Schorsch
Name: Nicholas S. Schorsch
Title: Chief Executive Officer

38

Rule 0-2(c) Authorization

The undersigned hereby certifies that he is the duly elected Chief Executive Officer of American Realty Capital New York Recovery REIT, Inc. (the “Company”); that, with respect to the attached application for exemption from certain provisions of the Investment Company Act of 1940, as amended, and any amendments thereto (such application, along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the organizational documents and By-laws of the Company have been taken, and the person signing and filing the Application on behalf of the Company is fully authorized to do so; and that the directors of the Company adopted the following resolution by unanimous written consent in accordance with the By-laws of the Company:

WHEREAS, the Board deems it advisable and in the best interest of the Company and its shareholders to apply for an order pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an exemption from Section 17(a) of the Act;

WHEREAS, the Board deems it advisable and in the best interest of the Company and its shareholders to apply for an order pursuant to Section 7(d) of the 1940 Act and Rule 17d-1 thereunder to permit certain joint transactions under Section 17(d) and Rule 17d-1;

WHEREAS, the Board deems it advisable and in the best interest of the Company and its shareholders to apply for an order pursuant to Section 12(d)(1)(J) of the 1940 Act for an exemption from Section 12(d)(1) of the 1940 Act;

WHEREAS, the Board deems it advisable and in the best interest of the Company and its shareholders to apply for an order pursuant to Sections 6(c) and 57(c) of the 1940 Act for an exemption from Section 57(a) of the 1940 Act; and

WHEREAS, the Board deems it advisable and in the best interest of the Company and its shareholders to apply for an order pursuant to Section 10(f) of the 1940 Act for an exemption from Section 10(f) of the 1940 Act.

NOW, THEREFORE, BE IT RESOLVED, that the application for an order pursuant to Sections 6(c) and 17(b) of the 1940 Act for an exemption from Section 17(a) of the Act; pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder to permit certain joint transactions under Section 17(d) of the 1940 Act and Rule 17d-1 thereunder; pursuant to Section 12(d)(1)(J) of the 1940 Act for an exemption from Section 12(d)(1) of the 1940 Act; pursuant to Sections 6(c) and 57(c) of the 1940 Act for an exemption from Section 57(a) of the 1940 Act; and pursuant to Section 10(f) of the 1940 Act for an exemption from Section 10(f) of the 1940 Act (together, the “Application”), be and hereby is, authorized, approved and adopted in all respects.

39

General Authorization

RESOLVED, that the appropriate officers of American Realty Capital New York Recovery REIT, Inc. (the “Company”) be, and they hereby are, authorized to file on behalf of the Company an application to the Securities and Exchange Commission for an order under the Investment Company Act of 1940, as amended (the “1940 Act”) exempting the Company from such requirements of the 1940 Act as are necessary or appropriate to permit the American Realty Capital Real Estate Income Fund to invest in various investment vehicles sponsored, managed and/or distributed by AR Capital, LLC and its affiliates, including the Company, subject to such terms and conditions as such officers shall deem necessary or appropriate; and

RESOLVED FURTHER, that the appropriate officers of the Company are hereby authorized to execute such Application on behalf of the Company and to take such other actions as are necessary, appropriate or advisable to obtain the exemptive relief contemplated by the foregoing resolution.

RESOLVED FURTHER, that this Unanimous Written Consent be filed with the minutes of the proceedings of the Board.

Dated: August 2, 2012

	By:	/s/ Nicholas S. Schorsch
Name: Nicholas S. Schorsch
Title: Chief Executive Officer

40

Rule 0-2(c) Authorization

The undersigned hereby certifies that he is the duly elected Chief Operating Officer of Phillips Edison – ARC Shopping Center REIT, Inc. (the “Company”); that, with respect to the attached application for exemption from certain provisions of the Investment Company Act of 1940, as amended, and any amendments thereto (such application, along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the organizational documents and By-laws of the Company have been taken, and the person signing and filing the Application on behalf of the Company is fully authorized to do so; and that the directors of the Company adopted the following resolution by unanimous written consent in accordance with the By-laws of the Company:

WHEREAS, the Board deems it advisable and in the best interest of the Company and its shareholders to apply for an order pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an exemption from Section 17(a) of the Act;

WHEREAS, the Board deems it advisable and in the best interest of the Company and its shareholders to apply for an order pursuant to Section 7(d) of the 1940 Act and Rule 17d-1 thereunder to permit certain joint transactions under Section 17(d) and Rule 17d-1;

WHEREAS, the Board deems it advisable and in the best interest of the Company and its shareholders to apply for an order pursuant to Section 12(d)(1)(J) of the 1940 Act for an exemption from Section 12(d)(1) of the 1940 Act;

WHEREAS, the Board deems it advisable and in the best interest of the Company and its shareholders to apply for an order pursuant to Sections 6(c) and 57(c) of the 1940 Act for an exemption from Section 57(a) of the 1940 Act; and

WHEREAS, the Board deems it advisable and in the best interest of the Company and its shareholders to apply for an order pursuant to Section 10(f) of the 1940 Act for an exemption from Section 10(f) of the 1940 Act.

NOW, THEREFORE, BE IT RESOLVED, that the application for an order pursuant to Sections 6(c) and 17(b) of the 1940 Act for an exemption from Section 17(a) of the Act; pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder to permit certain joint transactions under Section 17(d) of the 1940 Act and Rule 17d-1 thereunder; pursuant to Section 12(d)(1)(J) of the 1940 Act for an exemption from Section 12(d)(1) of the 1940 Act; pursuant to Sections 6(c) and 57(c) of the 1940 Act for an exemption from Section 57(a) of the 1940 Act; and pursuant to Section 10(f) of the 1940 Act for an exemption from Section 10(f) of the 1940 Act (together, the “Application”), be and hereby is, authorized, approved and adopted in all respects.

41

General Authorization

RESOLVED, that the appropriate officers of Phillips Edison – ARC Shopping Center REIT, Inc. (the “Company”) be, and they hereby are, authorized to file on behalf of the Company an application to the Securities and Exchange Commission for an order under the Investment Company Act of 1940, as amended (the “1940 Act”) exempting the Company from such requirements of the 1940 Act as are necessary or appropriate to permit the American Realty Capital Real Estate Income Fund to invest in various investment vehicles sponsored, managed and/or distributed by AR Capital, LLC and its affiliates, including the Company, subject to such terms and conditions as such officers shall deem necessary or appropriate; and

RESOLVED FURTHER, that the appropriate officers of the Company are hereby authorized to execute such Application on behalf of the Company and to take such other actions as are necessary, appropriate or advisable to obtain the exemptive relief contemplated by the foregoing resolution.

RESOLVED FURTHER, that this Unanimous Written Consent be filed with the minutes of the proceedings of the Board.

Dated: August 6, 2012

	By:	/s/ R. Mark Addy
Name: R. Mark Addy
Title: Chief Operating Officer

42

Rule 0-2(c) Authorization

The undersigned hereby certifies that he is the duly elected Chief Executive Officer of American Realty Capital – Retail Centers of America, Inc. (the “Company”); that, with respect to the attached application for exemption from certain provisions of the Investment Company Act of 1940, as amended, and any amendments thereto (such application, along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the organizational documents and By-laws of the Company have been taken, and the person signing and filing the Application on behalf of the Company is fully authorized to do so; and that the Board of Directors adopted the following resolution by unanimous written consent in accordance with the By-laws of the Company:

WHEREAS, the Board deems it advisable and in the best interest of the Company and its shareholders to apply for an order pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an exemption from Section 17(a) of the Act;

WHEREAS, the Board deems it advisable and in the best interest of the Company and its shareholders to apply for an order pursuant to Section 7(d) of the 1940 Act and Rule 17d-1 thereunder to permit certain joint transactions under Section 17(d) and Rule 17d-1;

WHEREAS, the Board deems it advisable and in the best interest of the Company and its shareholders to apply for an order pursuant to Section 12(d)(1)(J) of the 1940 Act for an exemption from Section 12(d)(1) of the 1940 Act;

WHEREAS, the Board deems it advisable and in the best interest of the Company and its shareholders to apply for an order pursuant to Sections 6(c) and 57(c) of the 1940 Act for an exemption from Section 57(a) of the 1940 Act; and

WHEREAS, the Board deems it advisable and in the best interest of the Company and its shareholders to apply for an order pursuant to Section 10(f) of the 1940 Act for an exemption from Section 10(f) of the 1940 Act.

NOW, THEREFORE, BE IT RESOLVED, that the application for an order pursuant to Sections 6(c) and 17(b) of the 1940 Act for an exemption from Section 17(a) of the Act; pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder to permit certain joint transactions under Section 17(d) of the 1940 Act and Rule 17d-1 thereunder; pursuant to Section 12(d)(1)(J) of the 1940 Act for an exemption from Section 12(d)(1) of the 1940 Act; pursuant to Sections 6(c) and 57(c) of the 1940 Act for an exemption from Section 57(a) of the 1940 Act; and pursuant to Section 10(f) of the 1940 Act for an exemption from Section 10(f) of the 1940 Act (together, the “Application”), be and hereby is, authorized, approved and adopted in all respects.

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General Authorization

RESOLVED, that the appropriate officers of American Realty Capital – Retail Centers of America, Inc. (the “Company”) be, and they hereby are, authorized to file on behalf of the Company an application to the Securities and Exchange Commission for an order under the Investment Company Act of 1940, as amended (the “1940 Act”) exempting the Company from such requirements of the 1940 Act as are necessary or appropriate to permit the American Realty Capital Real Estate Income Fund to invest in various investment vehicles sponsored, managed and/or distributed by AR Capital, LLC and its affiliates, including the Company, subject to such terms and conditions as such officers shall deem necessary or appropriate; and

RESOLVED FURTHER, that the appropriate officers of the Company are hereby authorized to execute such Application on behalf of the Company and to take such other actions as are necessary, appropriate or advisable to obtain the exemptive relief contemplated by the foregoing resolution.

RESOLVED FURTHER, that this Unanimous Written Consent be filed with the minutes of the proceedings of the Board.

Dated: August 2, 2012

	By:	/s/ Nicholas S. Schorsch
Name: Nicholas S. Schorsch
Title: Chief Executive Officer

44

Rule 0-2(c) Authorization

The undersigned hereby certifies that he is the duly elected Chief Executive Officer of Business Development Corporation of America Inc. (the “Company”); that, with respect to the attached application for exemption from certain provisions of the Investment Company Act of 1940, as amended, and any amendments thereto (such application, along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the organizational documents and By-laws of the Company have been taken, and the person signing and filing the Application on behalf of the Company is fully authorized to do so; and that the directors of the Company adopted the following resolution by unanimous written consent in accordance with the By-laws of the Company:

WHEREAS, the Board deems it advisable and in the best interest of the Company and its shareholders to apply for an order pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an exemption from Section 17(a) of the Act;

WHEREAS, the Board deems it advisable and in the best interest of the Company and its shareholders to apply for an order pursuant to Section 7(d) of the 1940 Act and Rule 17d-1 thereunder to permit certain joint transactions under Section 17(d) and Rule 17d-1;

WHEREAS, the Board deems it advisable and in the best interest of the Company and its shareholders to apply for an order pursuant to Section 12(d)(1)(J) of the 1940 Act for an exemption from Section 12(d)(1) of the 1940 Act;

WHEREAS, the Board deems it advisable and in the best interest of the Company and its shareholders to apply for an order pursuant to Sections 6(c) and 57(c) of the 1940 Act for an exemption from Section 57(a) of the 1940 Act; and

WHEREAS, the Board deems it advisable and in the best interest of the Company and its shareholders to apply for an order pursuant to Section 10(f) of the 1940 Act for an exemption from Section 10(f) of the 1940 Act.

NOW, THEREFORE, BE IT RESOLVED, that the application for an order pursuant to Sections 6(c) and 17(b) of the 1940 Act for an exemption from Section 17(a) of the Act; pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder to permit certain joint transactions under Section 17(d) of the 1940 Act and Rule 17d-1 thereunder; pursuant to Section 12(d)(1)(J) of the 1940 Act for an exemption from Section 12(d)(1) of the 1940 Act; pursuant to Sections 6(c) and 57(c) of the 1940 Act for an exemption from Section 57(a) of the 1940 Act; and pursuant to Section 10(f) of the 1940 Act for an exemption from Section 10(f) of the 1940 Act (together, the “Application”), be and hereby is, authorized, approved and adopted in all respects.

45

General Authorization

RESOLVED, that the appropriate officers of Business Development Corporation of America Inc. (the “Company”) be, and they hereby are, authorized to file on behalf of the Company an application to the Securities and Exchange Commission for an order under the Investment Company Act of 1940, as amended (the “1940 Act”) exempting the Company from such requirements of the 1940 Act as are necessary or appropriate to permit the American Realty Capital Real Estate Income Fund to invest in various investment vehicles sponsored, managed and/or distributed by AR Capital, LLC and its affiliates, including the Company, subject to such terms and conditions as such officers shall deem necessary or appropriate; and

RESOLVED FURTHER, that the appropriate officers of the Company are hereby authorized to execute such Application on behalf of the Company and to take such other actions as are necessary, appropriate or advisable to obtain the exemptive relief contemplated by the foregoing resolution.

RESOLVED FURTHER, that this Unanimous Written Consent be filed with the minutes of the proceedings of the Board.

Dated: August 2, 2012

	By:	/s/ Nicholas S. Schorsch
Name: Nicholas S. Schorsch
Title: Chief Executive Officer

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Rule 0-2(c) Authorization

In accordance with Rule 0-2(c) under the Act, Nicholas S. Schorsch states that all actions necessary to authorize the execution and filing of this Application by American Realty Capital Real Estate Income Fund, have been taken, and that the undersigned is authorized to execute and file the same on behalf of AR Capital, LLC and all actions necessary to execute and file such instrument have been taken.

Dated: August 2, 2012

	By:	/s/ Nicholas S. Schorsch
Name: Nicholas S. Schorsch
Title: Managing Member

Rule 0-2(c) Authorization

In accordance with Rule 0-2(c) under the Act, Louisa Quarto states that all actions necessary to authorize the execution and filing of this Application by American Realty Capital Real Estate Income Fund, have been taken, and that the undersigned is authorized to execute and file the same on behalf of Realty Capital Securities, LLC and all actions necessary to execute and file such instrument have been taken.

Dated: August 2, 2012

	By:	/s/ Louisa Quarto
Name: Louisa Quarto
Title: President

Rule 0-2(c) Authorization

In accordance with Rule 0-2(c) under the Act, Christopher Pike states that all actions necessary to authorize the execution and filing of this Application by American Realty Capital Real Estate Income Fund, have been taken, and that the undersigned is authorized to execute and file the same on behalf of National Fund Advisors, LLC and all actions necessary to execute and file such instrument have been taken.

Dated: August 2, 2012

	By:	/s/ Christopher Pike
Name: Christopher Pike
Title: Chief Investment Officer

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Rule 0-2(d) Verification

The undersigned states that he has duly executed the attached Application for an Exemptive Order on August 2, 2012 for and on behalf of American Realty Capital Real Estate Income Fund (the “Trust”); that he is the Vice President of the Trust; and that all actions by trustees, officers, and other persons necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Christopher Pike
Name: Christopher Pike
Title: Vice President

Rule 0-2(d) Verification

The undersigned states that he has duly executed the attached Application for an Exemptive Order on August 2, 2012 for and on behalf of American Realty Capital Trust III, Inc. (the “Company”); that he is the Chief Executive Officer of the Company; and that all actions by directors, officers, and other persons necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Nicholas S. Schorsch
Name: Nicholas S. Schorsch
Title: Chief Executive Officer

Rule 0-2(d) Verification

The undersigned states that he has duly executed the attached Application for an Exemptive Order on August 2, 2012 for and on behalf of American Realty Capital Trust IV, Inc. (the “Company”); that he is the Chief Executive Officer of the Company; and that all actions by directors, officers, and other persons necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Nicholas S. Schorsch
Name: Nicholas S. Schorsch
Title: Chief Executive Officer

48

Rule 0-2(d) Verification

The undersigned states that he has duly executed the attached Application for an Exemptive Order on August 2, 2012 for and on behalf of American Realty Capital Healthcare Trust, Inc. (the “Company”); that he is the Chief Executive Officer of the Company; and that all actions by directors, officers, and other persons necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Nicholas S. Schorsch
Name: Nicholas S. Schorsch
Title: Chief Executive Officer

Rule 0-2(d) Verification

The undersigned states that he has duly executed the attached Application for an Exemptive Order on August 2, 2012 for and on behalf of American Realty Capital New York Recovery REIT, Inc. (the “Company”); that he is the Chief Executive Officer of the Company; and that all actions by directors, officers, and other persons necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Nicholas S. Schorsch
Name: Nicholas S. Schorsch
Title: Chief Executive Officer

Rule 0-2(d) Verification

The undersigned states that he has duly executed the attached Application for an Exemptive Order on August 6, 2012 for and on behalf of Phillips Edison – ARC Shopping Center REIT, Inc. (the “Company”); that he is the Chief Operating Officer of the Company; and that all actions by directors, officers, and other persons necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ R. Mark Addy
Name: R. Mark Addy
Title: Chief Operating Officer

49

Rule 0-2(d) Verification

The undersigned states that he has duly executed the attached Application for an Exemptive Order on August 2, 2012 for and on behalf of American Realty Capital - Retail Centers of America, Inc. (the “Company”); that he is the Chief Executive Officer of the Company; and that all actions by directors, officers, and other persons necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Nicholas S. Schorsch
Name: Nicholas S. Schorsch
Title: Chief Executive Officer

Rule 0-2(d) Verification

The undersigned states that he has duly executed the attached Application for an Exemptive Order on August 2, 2012 for and on behalf of Business Development Corporation of America, Inc. (the “Company”); that he is the Chief Executive Officer of the Company; and that all actions by directors, officers, and other persons necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Nicholas S. Schorsch
Name: Nicholas S. Schorsch
Title: Chief Executive Officer

Rule 0-2(d) Verification

The undersigned states that he has duly executed the attached Application for an Exemptive Order on August 2, 2012 for and on behalf of AR Capital, LLC (“ARC”); that he is a Managing Member of ARC; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Nicholas S. Schorsch
Name: Nicholas S. Schorsch
Title: Managing Member

50

Rule 0-2(d) Verification

The undersigned states that she has duly executed the attached Application for an Exemptive Order on August 2, 2012 for and on behalf of Realty Capital Securities, LLC (“RCS”); that she is the President of RCS; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Louisa Quarto
Name: Louisa Quarto
Title: President

Rule 0-2(d) Verification

The undersigned states that he has duly executed the attached Application for an Exemptive Order on August 2, 2012 for and on behalf of National Fund Advisors, LLC (“NFA”); that he is the Chief Investment Officer of NFA; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Christopher Pike
Name: Christopher Pike
Title: Chief Investment Officer

51